
Selina
H1 Update
Selina

Forward-Looking Statements and Non-IFRS Measures

This presentation includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, and include terms such as "may," "should," "expect," "intend," "will," "estimate," "anticipate," "believe," "predict," "potential," or "continue," or the negatives of these terms or variations of them or similar terminology. In particular, statements in this presentation regarding the size of our potential market, and the likelihood that our products will be accepting to our target customers, our beliefs regarding the efficiency of our business model, our continued ability to scale, our ability to leverage our scaled infrastructure into product offerings, our ability to achieve specific revenue growth, and our path to profitability and positive Adjusted EBITDA and operating cash flow. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond our control), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while we consider reasonable, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: potential negative impacts on our financial results as a result of changes in travel, hospitality, and real estate markets, including the possibility that travel demand and pricing do not recover to the extent anticipated, particularly in the current geopolitical and macroeconomic environment; the potential inability to meet our obligations under our commercial arrangements and debt instruments; delays in or cancellations of our efforts to develop, redevelop, convert or renovate the properties that we own or lease; challenges to the legal rights to use certain of our leased hotels; risks associated with operating a significant portion of our business outside of the United States; risks associated with our ESG and sustainability initiatives and activities, including efforts to reduce single-plastic use consumption and efforts to measure GHG emissions and reduce carbon footprint, and our ability to achieve any specific outcome and/or within a certain timeframe; failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards relative to ESG concerns; risks that information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues; changes in applicable laws or regulations, including legal, tax or regulatory developments, and the impact of any litigation or other legal or regulatory proceedings; the possibility that we may be adversely affected by other economic, business and/or competitive factors, including risks related to the impact of the ongoing COVID-19 pandemic, including future variants and further governmental and other restrictions (including travel restrictions) resulting therefrom; and other risks and uncertainties described under the heading "Risk Factors" contained in the Annual Report on Form 20-F that we filed on April 23, 2023 and any subsequent amendments thereto. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, we do not undertake any duty to update these forward-looking statements.

This presentation includes EBITDA, Adjusted EBITDA and Free Cash Flow Before Debt Service or FCF, which are not prepared in accordance with the International Financing Reporting Standards ("IFRS") issued by the International Accounting Standards Board. We believe that these non-IFRS financial measures provide useful information to investors about our business and financial performance, including the cash available for future investment activities, enhance their overall understanding of our past performance and future prospects, and allow for greater transparency with respect to metrics used by our management in its financial and operational decision making. We are presenting these non-IFRS financial measures to assist investors in seeing our business and financial performance through the eyes of management, and because management believes that these non-IFRS financial measures provide an additional tool for investors to use in comparing results of operations of our business over multiple periods with other companies in our industry. There are limitations related to the use of these non-IFRS financial measures and other companies may calculate non-IFRS financial measures differently or may use other measures to calculate their financial performance, and therefore, our non-IFRS financial measures may not be directly comparable to similarly titled measures of other companies. Thus, these non-IFRS financial measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to any measures derived in accordance with IFRS. Our investors and others are encouraged not to rely on any single financial measure, including EBITDA, Adjusted EBITDA and Free Cash Flow Before Debt Service. EBITDA is defined as IFRS net profit (loss) excluding impact of income taxes, net interest expense (finance income and costs), and depreciation and amortization. Adjusted EBITDA is defined as EBITDA, excluding (i) non-operating income (expense), such as gain on net monetary position, share of profit/(loss) in associates, other non-operating income / (expense), and income from COVID-related concessions, (ii) impairment losses, (iii) non-cash stock-based compensation expense, (iv) non-recurring public company readiness costs, and (v) provision for tax risks that are non-income tax related. By applying IFRS 16, the impact of leases to our profit or loss statements is reflected as "depreciation expense on right-of-use assets" and "interest expense on lease liabilities" included within Finance Costs; the lease accounting does not impact EBITDA. Free Cash Flow before Debt Service is defined as Operating Cash Flow, minus (i) repayment of lease liabilities; and (ii) net cash used in investing activities; plus (iii) non-recurring SPAC transaction related payments; and (iv) proceeds from partner loans, to reflect only Selina out-of pocket capital expenditures. Free Cash Flow before Debt Service does not include i) repayment of partner loans (including interest payments) and ii) proceeds or repayment of any other loans (including interest payments), convertible loans, or any capital raising costs. Our investors and others are also encouraged to review the related IFRS financial measures and the reconciliation of EBITDA, Adjusted EBITDA and Free Cash Flow Before Debt Service to their most directly comparable IFRS financial measures.

Executive Summary

- Second quarter and First Half of 2023 financial results show **improvement in Key Operating Metrics compared to the same Periods in 2022**
- In Q2 2023, Selina achieved a **15.9% increase in revenue Y-o-Y**, totaling $52.5 million. This growth was primarily attributed to higher occupancy rates and improved revenue per bedspace
- The Company **also improved its key financial metrics of Adjusted EBITDA and Operating Cash Flow**, reaching (0.7) million and $3.4 million, respectively, in Q2’23 vs $(5.8) million and $(5.2) million, respectively in Q2’22
- In the Second Quarter of 2023, **Selina initiated a Business Optimization and Labor Restructuring Plan**, which is expected to generate annualized savings of $5.8 million, after a one time restructuring cost of approximately $1.0 million
- During Q2 2023, **Selina secured agreements for and completed the first tranche of investment**, totaling $10 million, under a strategic investment of up to $50 million, and **drew $10m under its $50m credit facility** with IDB
- Selina has been actively and aggressively executing a **comprehensive real estate portfolio optimization plan**. This ongoing strategy includes **renegotiating all leases** through abatements, deferrals, and terminations to significantly **reduce rent and operational costs**

What We Have Achieved YTD

Drive Positive Cash Flow	**Occupancy rate was 51.4% in Q2 2023**, compared to 45.9% for Q2 2022, a 12.0% increase
	Total **Q2 2023 revenue of $52.5m**, an increase of $7.2m, or 15.9% compared to second quarter 2022
	During Q2 2023, **Selina launched a Labor Restructuring Plan** anticipated to impact over 350 full-time employees at the unit and corporate levels, with **expected annual payroll savings of $5.8m** and one-time restructuring cost of approximately $1.0m
	The Company remains committed to **ongoing lease negotiations,** with the goal of further reducing cash rent per month
Unit Economics and Path to Profitability	**Turned around Israel to Unit-Level Operating Profit positive** in Q2 2023, from (7%) in Q2 2022 and (27%) in Q1 2023
	Corporate Overhead as a percentage of revenues was 17.8% in Q2 2023, compared to 25.1% in Q2 2022
	Only one new location opened YTD (Dakhla, Morocco)[1]
	Growth has been **focused on the densifying of current locations**
	The **closure of five properties** in Mexico, U.S., Greece, Austria, and Costa Rica, which contributed $1.2m of the $3.3m unit-level operating loss in Q2 2023, are expected to be completed by the end of Q3 2023, giving rise to one-time costs of $0.2m in estimated early termination penalties
	During Q2 2023, **Selina secured Agreements for and completed the first tranche of investment, totaling $10 million**, under a strategic investment of up to $50 million
	In Q2 2023, **Selina drew $10m under its $50m credit facility with IDB**. The Company currently has $10.6m remaining available under the credit facility, expected to be drawn in Q3 2023
Delivering the Best Experience	In the third quarter, **Selina launched a shareholder benefits program, the Selina Members Club, and a global corporate brand partnership** with Globant (NYSE: GLOB)
	Selina **achieved a million Instagram followers**, generating strong engagement with its community

1. Montevideo, Berlin, and Evia locations were considered opened in Q4 2022 despite welcoming their first customers in 2023.

Q2 2023 Highlights


Selina Chelsea, NYC

Revenue
$52.5m
16% y-o-y improvement vs Q2 2022

Occupancy
51.4%
Up from 45.9% in Q2 2022

TRevPABs[1]
$6,931
8% y-o-y improvement

GOP Margin
22.7%
GOP of $11.8m - Improvement from 19.7% margin in Q2 2022

Adjusted EBITDA
$(0.7)m
Adjusted EBITDA improvement of 87.2% from Q2 2022

Operating Cash Flow
$3.4m
165.0% y-o-y improvement from negative OCF $(5.2)m from Q2 2022


Selina
ALHAMBRA
Selina Granada, Nicaragua

1. Defined as total annualized revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the average of total number of open bedspaces at the beginning and end of that period.

Double Digit Revenue Growth Y-o-Y

- On a same store basis[1], Q2 2023 revenue increased **6%** driven by an increase in same-store occupancy and TRevPABs
- In addition to that, the properties opened in 2022 have started to contribute to the revenue growth, specifically APAC and Israel locations
- Out of our other geographies, EMEA has been the biggest driver of revenue growth, with a revenue increase of more than 90% y-o-y[2]

Total Revenue
($m)



+15.9%
45.3
52.5
Q2'22
Q2'23
+23.4%
86.5
106.7
H1'22
H1'23

1. Same store results refers to the performance of properties operating for the entire comparable periods.
2. $15.5m revenue in H1 '23 vs $8.1m in H1 '22.

Improvement in Top-line Metrics

- Occupancy is increasing quarter over quarter as a result of improved performance of our portfolio. Very few openings have occurred in the last 6 months
- The implementation of our B2B commercial strategy to fill out low season and week days is starting to show results, although we expect this to be showing improvement mostly in coming quarters

Occupancy Rate


45.9%
51.4%
45.5%
54.1%
Q2'22
Q2'23
H1'22
H1'23

Total Annualized Revenue Per Bedspace[1]


6,448
6,931
6,466
7,039
Q2'22
Q2'23
H1'22
H1'23

- In H1 2023 developed countries, which contribute higher revenue per available bedspace, have increased their contribution within the portfolio
- While Central America, North America and Mexico saw their total annualized revenue per bedspace relatively unchanged y-o-y, other regions such as South America and Israel saw a relatively strong increase (23% and 22% respectively)

1.Defined as total annualized revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the average of total number of open bedspaces at the beginning and end of that period.

Driving Improvements in Unit-level Economics

Gross Operating Profit Margin



23.7%
20.1%
H1'22
H1'23

Gross Operating Profit Margin by Region

Region	H1'22	H1'23	Absolute Change
Mexico	31.1%	21.7%	(9.4)%
South America	24.0%	26.8%	2.7%
North America	16.1%	23.8%	7.7%
Central America	24.7%	29.7%	4.9%
Europe & Africa	12.4%	15.6%	3.2%
Israel	6.1%	15.2%	9.1%
APAC	(27.7)%	38.0%	65.7%
All Locations	**20.1%**	**23.7%**	**3.6%**

- **GOP improvement in H1 2023 in all regions**, except for Mexico, with **significant improvement** in key focus countries such as **US, Israel and UK** due to performance improvement plans put in place in early 2023
- Overall **GOP improvements** driven by **unit-level labor efficiencies** as we are completing our labor restructuring plan **and OPEX reduction**
- **APAC**, our most recently opened region, **outperforms** others with **38% GOP** in H1 2023
- **Decrease in Mexico** caused by **F&B business** after changes to partnership model, which is being addressed in Q3
- **Closing of Washington D.C.** property in the **US,** which was driving down profitability, is expected to allow continued improvement in the North America region.
- **Unit-Level Operating Profit / Loss Margin before rent (Unit Level EBITDAR) increases year-over-year,** as we are experiencing the results of the unit economics initiatives (payroll reduction, cost ratio methodology…). However **Unit-Level Operating Profit decreased** due to higher Rent. Working on initiative to reduce rent by $0.8m per month through abatements and deferrals

Unit-level Operating Profit / Loss Margin

(m$)	H1'22	H1'23	Absolute Change
Unit Level EBITDAR	14.9	21.3	6.4
Rent	17.9	25.6	(7.7)
Unit Level Operating Profit	(3.0)	(4.3)	(1.3)

Note: All metrics are based on Operative Locations for the Period.

And Continue Improving Adjusted EBITDA and Cash Flow

Adjusted EBITDA *($m)* | **Operating Cash Flow** *($m)* | **Free Cash Flow before Debt Service** *($m)*



Q2'23 vs Q2'22
H1'23 vs H1'22
(5.8)
(0.7)
Q2'22
Q2'23
(4.4)
(0.3)
H1'22
H1'23
(5.2)
3.4
Q2'22
Q2'23
(10.5)
2.7
H1'22
H1'23
(20.1)
(13.6)
Q2'22
Q2'23
(34.3)
(26.1)
H1'22
H1'23

Definitions

Management uses a number of operating and financial metrics, including the following key business metrics, to evaluate Selina's business, measure Selina's performance, identify trends affecting Selina's business, formulate financial projections and business plans, and make strategic decisions. Management regularly reviews and may adjust Selina's processes for calculating Selina's internal metrics to improve their accuracy.

We define our **occupancy rate** as the number of beds sold divided by the total number of open beds, over any given period.

Open beds reflects the total number of beds in inventory at opened properties at the end of any given period. As our properties have the ability to convert rooms into different bed configurations, the total number of open beds may fluctuate at any given location over any given period.

Average daily open beds is calculated as the total number of beds in inventory over any given period of time on a daily basis. This metric reflects Selina's daily accommodations capacity and is used in the calculation of occupancy rate.

We define **TRevPOB** as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the number of beds sold in that same period. This measure removes the impact of occupancy, as it reflects total revenue on a per occupied bed basis. Changes in this metric reflect the variability in our business arising from our ability to change room and bed configurations based on demand.

We define **TRevPOBs** as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the number of bedspaces sold in that same period. The number of bedspaces sold is determined by multiplying the occupancy rate for any given period by the average of the total number of open bedspaces at the beginning and end of that period. This measure removes the impact of occupancy, as it reflects total revenue on a per occupied bedspace basis.

Total revenue per bedspace is calculated as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the average of the total number of open bedspaces at the beginning and end of that period. Management views total revenue per bedspace as a useful measure of comparing performance between locations or cohorts over time, as well as providing an indication of future revenue potential as we continue to grow total bedspaces.

The number of **open bedspaces** reflects the total number of bedspaces at opened properties at the end of any given period. Bedspaces is a metric we use to measure the potential sleeping capacity of a given property. It is a static capacity measure, and not one reflecting actual capacity in a given period. Every 5.5m^2 of accommodation (sleeping room) area in a property equals one bedspace. Our rooms are designed to be convertible into different modalities and with distinct bed configurations. We offer "Standard" accommodations with one double bed, "Twins" accommodations with two single beds, "Family" accommodations with space designed to accommodate up to four people, and "Community" accommodations with space designed to accommodate up to eight people. At the discretion of property managers, the double bed in a "Standard" accommodation can be replaced with a bunk bed for eight guests, for example. Accordingly, management views the number of bedspaces, instead of the number of physical beds, as the static measure of property capacity because it avoids potentially misleading fluctuations that would arise from the changing room configurations in any given property.

Gross Operating Profit / (Loss) is defined as revenue less the direct expenses related to the sale and operation of Rooms, F&B and Other; specifically, cost of goods sold, labour costs, marketing and sales costs, and operating expenses such as laundry, cleaning, linen, contract services, programming expenses, operating supplies and equipment (OS&E), utilities, security, etc.

Unit Level EBITDAR is defined as unit level earnings before interest, income taxes, depreciation and amortization and before rent (or similarly, GOP minus other non-operating unit level expenses such as property insurance and property taxes).

Unit-Level Operating Profit / (Loss) is defined as Unit Level EBITDAR minus Rent Expense. For segment reporting purposes, and CODM unit level performance assessment purposes, Rent is treated as an operating expense (meaning not applying IFRS 16 to leases). Unit level performance metrics do not include (i) non-cash compensation expense, (ii) impact of corporate overhead costs, which are reviewed and monitored separately and (iii) pre-opening expenses (operating costs incurred prior to opening a new location).

EBITDA and Adjusted EBITDA Reconciliation

	Three Months Ended June,30 (In millions of US$)		Six Months Ended June,30 (In millions of US$)	
	2023	2022	2023	2022
IFRS Net loss	**$(15.8)**	**$(57.2)**	**$(46.1)**	**$(95.5)**
Add (deduct):				
Income taxes…..	$0.4	$0.3	$0.7	$0.6
Finance income / (expense), net.................................	(2.8)	35.8	18.0	64.6
Share listing expense..	—	—	—	—
Depreciation and amortization.....................................	9.5	7.5	18.5	14.7
EBITDA	**$(8.6)**	**$(13.6)**	**$(8.9)**	**$(15.6)**
Non-operational income, net..	0.2	(0.7)	(1.0)	(1.6)
Impairments...	5.4	4.4	5.4	5.0
Non-Cash compensation expense..............................	0.2	2.4	0.7	5.5
Non-recurring public company readiness costs.............	0.1	1.6	1.5	2.2
New Convertible Note Issuance expense......................	1.0	—	1.0	—
Restructuring Expenses…...	1.0	—	1.0	—
Provision for tax risks (non-income tax related)..........	—	—	—	—
Adjusted EBITDA	**$(0.7)**	**$(5.9)**	**$(0.3)**	**$(4.5)**

Free Cash Flow Before Debt Service Reconciliation

	Three Months Ended June, 30 (In millions of US$)		Six Months Ended June, 30 (In millions of US$)	
	2023	2022	2023	2022
Net cash used in operating activities	**3.4**	**(5.2)**	**2.7**	**(10.5)**
Add (deduct):				
Repayment on lease liabilities..	(13.4)	(9.5)	(27.2)	(21.6)
Net cash used in investing activities	(4.5)	(8.4)	(9.0)	(17.0)
Non-recurring SPAC transaction related payments.........	0.6	0.9	6.6	1.4
Proceeds from partner loans..	0.3	2.1	0.7	13.4
Free Cash Flow before Debt Service	**(13.6)**	**(20.1)**	**(26.1)**	**(34.3)**

Selina